Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Integration Update — March 9, 2010
Pre-Close Workshops and Webinars
To ensure all BJ Services employees have a clear understanding of the combination process beginning on Day One, all BJ managers will participate in a variety of learning events. Some managers will attend pre-close workshops that will prepare them to present the new organization to their teams. To minimize pre-close disruption to our business, these participants have been kept to a minimum.
Most managers will participate via web-based workshops that will convey the same pertinent information. The intent of these workshops is to inform managers so they can share their knowledge with all employees throughout their respective regions and areas of responsibility.
Welcome Presentations
BJ Services employees will be invited to attend a welcome meeting to hear from senior-level managers about the benefits of the combined organization and what to expect in the early stages of the integration. Employees will also have the opportunity to participate in a Q&A session.
The welcome presentation will take one of three forms depending on the size of your location:
•	Town hall meetings: BJ and Baker Hughes management will welcome BJ employees at the larger BJ facilities across the organization, as well as at key regional offices.
•	Local meetings: A local BJ manager and a local BHI counterpart will conduct rollout presentations for employees. Some facilities may hold multiple meetings to ensure that employees, who are on rotation, working on customer jobs, are able to participate in the presentations.
•	Field meetings: BJ Services employees at remote or smaller facilities will be invited to participate in rollout presentations via live webinars.
Additional details about these activities and the Together We Win campaign will be communicated over the next few weeks.
Please Remember
▪	Baker Hughes and BJ Services must continue to operate independently until the merger has been completed.
▪	All Baker Hughes and BJ Services employees must continue to report only to their current supervisor until the transaction closes.
▪	Safety and service quality are our top priorities. Please do your part to ensure that our operations are as safe and environmentally responsible as ever.
For Additional Information
Please feel free to submit questions to your respective HR department. Frequently-asked questions and other communications regarding the integration are available on the transition website, www.premieroilservices.com.
Andy O’ Donnell            Dave Dunlap

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.